United States
	      Securities And Exchange Commission
		     Washington, D.C.  20549

			     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  33-72966

The Prudential Home Mortgage Securities Company, Inc.,
Mortgage Pass-Through Certificates, Series 1996-02 Trust
(Exact name of registrant as specified in its charter)

c/o Norwest Bank Minnesota, N.A.
5325 Spectrum Drive
Frederick, Maryland  21703
(301) 696-7800
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

A-1            A-7            A-13           A-19           B-5
A-2            A-8            A-14           A-20           B-6
A-3            A-9            A-15           B-1            A-P
A-4            A-10           A-16           B-2            A-R
A-5            A-11           A-17           B-3
A-6            A-12           A-18           B-4
 (Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)     / /         Rule 12h-3(b)(1)(i)  /X/
Rule 12g-4(a)(1)(ii)    / /         Rule 12h-3(b)(1)(ii) / /
Rule 12g-4(a)(2)(i)     / /         Rule 12h-3(b)(2)(i)  / /
Rule 12g-4(a)(2)(ii)    / /         Rule 12h-3(b)(2)(ii) / /
Rule 15d-6 /X/



Approximate number of holders of record as of the certification or notice date: 51.

Pursuant to the requirements of the Securities Exchange Act of 1934, The Prudential Home Mortgage Securities Company, Inc., Mortgage Pass-Through Certificates, Series 1996-02 Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 21, 1997 BY: /S/SHERRI J. SHARPS as attorney-in-fact Vice President, Securities Administration Services

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities
Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person.
The name and title of the person signing the form shall be typed or printed under the signature.